Youlife Group Inc.

Youlife International Holdings Inc.

March 31, 2025

VIA EDGAR

Attention:

Ms. Valeria Franks

Mr. Adam Phippen

Ms. Kate Beukenkamp

Ms. Lilyanna Peyser

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Youlife Group Inc. (CIK No. 0002028177) Youlife International Holdings Inc. (CIK No. 0002046376)
Registration Statement on Form F-4, as amended (File No. 333-285178)

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Youlife Group Inc. (the “Registrant”) and Youlife International Holdings Inc. (the “Co-Registrant”) hereby request that the effectiveness of the above-referenced registration statement on Form F-4, as amended (the “F-4 Registration Statement”), be accelerated to, and that the F-4 Registration Statement become effective at, 11:00 a.m., Eastern Time on March 31, 2025 or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Registrant and Co-Registrant will promptly notify you of the change, in which case the Registrant and Co-Registrant may be making an oral request of acceleration of the effectiveness of the F-4 Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Registrant and Co-Registrant or by any attorney from their U.S. counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation.

[Signature page follows]

Very truly yours,

Youlife Group Inc.

By:	/s/ Yunlei Wang
Name:	Yunlei Wang
Title:	Chief Executive Officer

Youlife International Holdings Inc.

By:	/s/ Yunlei Wang
Name:	Yunlei Wang
Title:	Chief Executive Officer